Exhibit 4.5

ADS RIGHTS AGENCY AGREEMENT

ADS RIGHTS AGENCY AGREEMENT, dated as of February 25, 2013, by and between ENERSIS S.A., a sociedad anónima abierta organized and existing under the laws of the Republic of Chile (the “Company”), and CITIBANK, N.A., a national banking association organized under the laws of the United States of America acting solely in its capacity as ADS rights agent hereunder and having an office at 388 Greenwich Street, New York, New York 10013 (“Citibank”).

WITNESSETH THAT:

WHEREAS, the Company is issuing transferable rights (the “Share Rights”) to holders (the “Shareholders”) of shares of its common stock (such shares of common stock, the “Shares”, and such issuance, the “Issuance”), upon the terms and subject to the conditions to be described in a Prospectus Supplement (the “Prospectus Supplement”) to be dated on or about February 25, 2013, supplementing the terms of that certain Prospectus, dated February 25, 2013 (the “Base Prospectus” and, together with the Prospectus Supplement, dated February 25, 2013, the “Prospectus”). Each Share held as of record as of the Share Record Date (as defined below) shall receive a distribution of 0.504 transferable Share Rights, each Share Right entitling the holder thereof (the “Share Rights Holder”) to purchase one (1) new Share (a “New Share”), as described in the Prospectus setting forth, inter alia, such offer to purchase New Shares (the “Share Rights Offer”);

WHEREAS, the Issuance shall include the issuance of transferable rights (such rights, the “ADS Rights”) to holders of Shares represented by American Depositary Shares (“ADSs” and such holders of ADSs, the “ADS Holders”) issued pursuant to the terms of the Second Amended and Restated Deposit Agreement, dated as of September 30, 2010 (the “Deposit Agreement”), by and among the Company, Citibank, as Depositary (the “Depositary”), all Holders and Beneficial Owners (as defined in the Deposit Agreement) of ADSs issued thereunder, each ADS representing fifty (50) Shares. Each ADS held as of record as of the Record Date (as defined below) shall receive a distribution of 0.504 transferable ADS Rights, each ADS Right entitling the holder thereof (the “ADS Rights Holder”) to purchase one (1) new ADS (a “New ADS”) representing fifty (50) New Shares, as described in the Prospectus setting forth, inter alia, such offer to purchase New ADSs (the “ADS Rights Offer” and, together with the Share Rights Offer, the “Rights Offer”);

WHEREAS, the effectiveness of all subscriptions of Share Rights and ADSs Rights to purchase New Shares and New ADSs, respectively, pursuant to the Rights Offer are conditioned on the subscription by Share Rights Holders and ADS Rights Holders (whether minority Shareholders or ADS Holders who receive the distribution of Share Rights or ADS Rights or a subsequent purchaser of such Share Rights or ADS Rights) during the Rights Offer or during a subsequent offering to third party purchasers of at least 3,169,224,294 shares, which is the amount sufficient to permit Endesa S.A. to exercise its Share Rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company as provided under the Company’s Bylaws (the “Condition Precedent”). If the Condition Precedent is not satisfied, the subscriptions of Share Rights and ADSs Rights to purchase New Shares and New ADSs, respectively, pursuant to the Rights Offer will be deemed not legally binding, and any subscription amounts tendered by any Share Rights Holder or any ADS Rights Holder who exercised their Share Rights or ADS Rights, respectively, will be returned in full and the Capital Increase (as defined below) will be cancelled.

WHEREAS, upon satisfaction of the Condition Precedent and exercise of their (i) Share Rights and payment of the Share Subscription Price (as defined below), Share Rights Holder will be issued New Shares in the amount subscribed for and (ii) ADS Rights and payment of the ADS Subscription Price (as defined below), ADS Rights Holders will receive New ADSs in the amount subscribed for; and

WHEREAS, the Company has requested that Citibank act as rights agent in connection with the ADS Rights Offer, and Citibank is willing to accept, and does accept, such appointment, solely upon the terms and subject to the conditions set forth, or expressly referred to, herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

1.	Definitions.

As used herein, the following terms have the meanings herein specified, and, if applicable with terms defined in the singular having a corresponding meaning in the plural and vice versa:

ADSs has the meaning ascribed thereto in the second recital hereof.

ADS Holders has the meaning ascribed thereto in the second recital hereof.

ADS Rights Offer has the meaning ascribed thereto in the second recital hereof.

ADS Rights has the meaning ascribed thereto in the second recital hereof.

ADS Record Date Holder has the meaning ascribed thereto in Section 2 hereof.

ADS Rights Holders has the meaning ascribed thereto in the second recital hereof.

ADS Subscription Form has the meaning ascribed thereto in Section 6 hereof.

ADS Subscription Period means February 26, 2013 through March 21, 2013, or such other period as may be determined by the Company.

ADS Subscription Deposit Amount means US$18.65 per New ADS.

ADS Subscription Price means the price per New ADS at which ADS Rights Holders may subscribe for New ADSs pursuant to the ADS Rights Offer, calculated as the U.S. dollar equivalent of the Share Subscription Price, based on the Applicable Exchange Rate.

Agent has the meaning ascribed thereto in Section 3 hereof.

Agreement means this ADS Rights Agency Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

Applicable Exchange Rate means the U.S. dollar to Chilean peso conversion exchange rate reported by the Central Bank of Chile for February 22, 2013.

Balance ADS Subscription Deposit Amount has the meaning ascribed thereto in Section 10.2(a) hereof.

Balance Initial Conversion Exchange Rate has the meaning ascribed thereto in Section 10.2(c) hereof.

Balance Share Subscription Price has the meaning ascribed thereto in Section 10.2(b) hereof.

Base Prospectus has the meaning ascribed thereto in the first recital hereof.

Broker Letter has the meaning ascribed thereto in Section 7(b)(ii) hereof.

Business Day means a day on which commercial banks and foreign exchange markets settle payments and are open for general business in New York.

Capital Increase means the increase in the authorized capital of the Company of 16,441,606,297 new shares of common stock approved by the shareholders of the Company on December 20, 2012 at a price of Ch$173 per share.

Chile means the Republic of Chile.

Chilean Business Day means a day on which commercial banks and foreign exchange markets settle payments and are open for general business in Chile.

Chilean peso or Ch$ means the legal currency of Chile.

Citibank has the meaning ascribed thereto in the introductory statement hereof.

Client Letter has the meaning ascribed thereto in Section 7(b)(ii) hereof.

Commission means the United States Securities and Exchange Commission.

Company has the meaning ascribed thereto in the introductory statement hereof.

Condition Precedent has the meaning ascribed thereto in the third recital hereof.

CP Exercise has the meaning ascribed thereto in Section 10.1(a) hereof.

CP Exercise Instruction has the meaning ascribed thereto in Section 10.1(a) hereof.

CP Interim Period has the meaning ascribed thereto in Section 10.1(a) hereof.

CP Satisfaction Date has the meaning ascribed thereto in Section 10.1(a) hereof.

Custodian means Banco Santander-Chile, the Custodian under the Deposit Agreement.

Custodian Account means the following account, which is managed by the Custodian on behalf of the Depositary:

Bank: WELLS FARGO BANK NATIONAL. NY

Swift/BIC Code: PNBPUS3NNYC

ABA: 26005092

Account name: BANCO SANTANDER CHILE

Account number: 2000192290409

Deposit Agreement has the meaning ascribed thereto in the second recital hereof.

Depositary has the meaning ascribed thereto in the second recital hereof.

DTC means The Depository Trust Company.

Domestic Holder has the meaning ascribed thereto in Section 7 hereof.

Effective Date has the meaning ascribed thereto in the definition of “Registration Statement.”

Excess Amount has the meaning ascribed thereto in Section 11(a) hereof.

Expiration Date means 2:15 p.m. (New York City time) on March 21, 2013, or such other time and date as may be agreed in writing by the Company and the Agent.

Final Excess Amount has the meaning ascribed thereto in Section 11(b) hereof.

Information Agent means Innisfree M&A Incorporated.

Interim ADS Subscription Deposit Amount has the meaning ascribed thereto in Section 10.1(b) hereof.

Interim Initial Conversion Exchange Rate has the meaning ascribed thereto in Section 10.1(d) hereof.

Interim Share Subscription Period means February 26, 2013 through the third Chilean Business Day following the CP Satisfaction Date.

Interim Share Subscription Price has the meaning ascribed thereto in Section 10.1(c) hereof.

IRS has the meaning ascribed thereto in Section 14 hereof.

Issuance has the meaning ascribed thereto in the first recital hereof.

Instructions Booklet has the meaning ascribed thereto in Section 7(b)(i) hereof.

New ADSs has the meaning ascribed thereto in the second recital hereof.

New Shares has the meaning ascribed thereto in the first recital hereof.

NY Account means the separate account established by Agent for purposes hereof and registered as “Enersis Rights Offer - Banco Santander Escrow, u/a dated February 25, 2013”.

Non-U.S. Holders has the meaning ascribed thereto in Section 14 hereof.

Overseas Holders has the meaning ascribed thereto in Section 7 hereof.

Prospectus has the meaning ascribed thereto in the first recital hereof.

Prospectus Supplement has the meaning ascribed thereto in the first recital hereof.

Record Date means the date for determination of the ADSs Holders entitled to receive ADS Rights which is 5:00 p.m. (New York City time) on February 25, 2013.

Registration Statement means the registration statement on Form F-3 of the Company filed with the Commission on February 25, 2013 (Registration No. 333-186823), as amended at the time of such registration statement’s effectiveness for the purposes of Section 11 of the Securities Act (the “Effective Date”), including (i) all documents filed as a part thereof or incorporated or deemed to be incorporated by reference therein and (ii) any information contained or incorporated by reference in a prospectus or a prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act, to the extent such information is deemed, pursuant to Rule 430B under the Securities Act, to be part of such registration statement at the Effective Date.

Securities Act means the United States Securities Act of 1933, as amended.

Shareholders has the meaning ascribed thereto in the first recital hereof.

Shares has the meaning ascribed thereto in the first recital hereof.

Share Record Date means the date for determination of the Shareholders entitled to receive Share Rights which was 11:59 p.m. (Santiago, Chile time) on February 19, 2013.

Share Rights has the meaning ascribed thereto in the first recital hereof.

Share Rights Holder has the meaning ascribed thereto in the first recital hereof.

Share Rights Offer has the meaning ascribed thereto in the first recital hereof.

Share Subscription Period means February 25, 2013 through March 26, 2013, or such other period as may be determined by the Company.

Share Subscription Price means the price per New Share at which Share Rights Holders may subscribe for New Shares pursuant to the Share Rights Offer, which shall be equal to Ch$173.

TIN has the meaning ascribed thereto in Section 14 hereof.

Total ADS Subscription Deposit Amount has the meaning ascribed thereto in Section 10.2(a) hereof.

Total Share Subscription Price has the meaning ascribed thereto in Section 10.2(b) hereof.

Undistributed ADS Rights means any ADS Rights that will not be distributed to ADS Record Date Holders under the terms of this Agreement.

USD Deficiency Amount has the meaning ascribed thereto in Section 11(b) hereof.

2.	ADS Rights Offer.

a. The Agent will distribute on behalf of the Company to ADS Holders of record at the Record Date (an “ADS Record Date Holder”) 0.504 ADS Rights for every ADS held as of the Record Date. No fractional ADS Rights will be issued. Each one (1) ADS Right will entitle the ADS Rights Holder to subscribe for one (1) New ADS at the ADS Subscription Price. ADS Rights will be evidenced by ADS Subscription Forms. The ADS Rights Offer will be made to eligible ADS Record Date Holders by means of, inter alia, the Prospectus to be mailed or distributed to such ADS Rights Holder as described in Section 7 hereof. The ADS Subscription Period will expire on the Expiration Date. After the Expiration Date, the ADS Rights (and the ADS Subscription Forms representing such ADS Rights) not previously exercised will have no rights and such ADS Rights will be void and will have no further value.

b. If the aggregate number of New Shares available for subscription pursuant to the ADS Rights and Share Rights equals or exceeds the aggregate number of New Shares subscribed for, the Company will allocate to each ADS Rights Holder who has exercised his/her ADS Rights the number of New Shares in the form of New ADSs indicated in his/her ADS Subscription Form. ADS Rights Holders must deliver to the Agent the ADS Subscription Deposit Amount for all New ADSs applied for pursuant to the exercise of the ADS Rights.

c. Fractional entitlements to ADS Rights and any Undistributed ADS Rights shall be aggregated and sold by the Agent. The net proceeds from such sale after deducting applicable fees (US$0.10 per ADS Right sold (equivalent to US$0.05 per ADS held)), expenses, withholding taxes and sales commissions) shall be remitted to ADS Rights Holders entitled thereto in proportion to such ADSs Rights Holders’ fractional entitlements or entitlements to Undistributed ADS Rights.

d. The Company hereby represents and warrants to the Agent that (i) the Registration Statement has been filed and has become effective and (ii) as of the Effective Date, the Registration Statement did not, and, as of its date, the Prospectus will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary in order to make the statements therein, as to the Prospectus in light of the circumstances under which such statements were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Company’s representatives by Citibank, as Agent, for use in the Registration Statement or the Prospectus (as the case may be).

3.	Appointment of the Agent.

The Company hereby appoints Citibank as its agent hereunder (the “Agent”) in connection with the ADS Rights Offer, and Citibank hereby accepts such appointment, solely upon the terms and subject to the conditions contained, or expressly referred to, herein, including, without limitation, the appointment fee contemplated on Exhibit B attached hereto. The Agent may perform its obligations hereunder through any agent appointed by it, provided that the Agent shall remain primarily liable hereunder.

4.	[Reserved].

5.	Allocation of ADS Rights.

On February 26, 2013, the Agent will allocate to each registered ADS Record Date Holder 0.504 ADS Rights for every ADS owned as of the Record Date. One (1) ADS Right will entitle the ADS Rights Holder thereof to subscribe for one (1) New ADS.

6.	Preparation of ADS Subscription Forms.

a. The Agent will instruct the Information Agent to prepare, for issuance to registered ADS Record Date Holders, ADS Subscription Forms substantially in the form attached hereto as Exhibit A (the “ADS Subscription Form”) evidencing, inter alia, the number of ADS Rights issued to such ADS Record Date Holder. The Company authorizes the Agent to instruct the Information Agent to prepare the requisite ADS Subscription Forms as soon as practicable after the date hereof and to cause to be destroyed any such ADS Subscription Forms that are not issued as a result of the initial issuance of ADS Rights and any transfer or assignment of all or a portion of the ADS Rights in respect of which any such ADS Subscription Forms were prepared.

b. The Agent will instruct the Information Agent to cause to appear on each ADS Subscription Form, (i) the name of the ADS Rights Holder to whom the ADS Subscription Form is issued, (ii) the number of ADS Rights to which such ADS Rights Holder is entitled, and (iii) the certificate number of such ADS Subscription Form.

c. The Company authorizes the Agent, in connection with the initial issuance of ADS Subscription Forms or the subsequent issuance of any ADS Subscription Form, as a result of any transfer or assignment of all or a portion thereof, to sign ADS Subscription Form by either the manual or the facsimile signature of a duly authorized officer of the Agent. Until the Agent has signed an ADS Subscription Form, such ADS Subscription Form will not be valid or obligatory for any purpose.

7.	Issuance, Transfer, Sale and Exercise of ADS Rights.

a. On February 25, 2013 (i) Chadbourne & Parke LLP, U.S. counsel for the Company, will deliver to the Agent two (2) original copies of its legal opinion addressed to the Agent (substantially in form of Exhibit F attached hereto); and (ii) Carey y Cía. Ltda., Chilean counsel to the Company, will deliver to the Agent two (2) original copies of its legal opinion addressed to the Agent (substantially in form of Exhibit G attached hereto).

b. (i) On February 25, 2013, the Agent will instruct the Information Agent to send: (i) by first class mail, to each ADS Record Date Holder having an address of record within the United States (each a “Domestic Holder”) on the Record Date: (A) an ADS Subscription Form representing the ADS

Rights to which such ADS Record Date Holder is entitled pursuant to the ADS Rights Offer, as well as an instructions booklet substantially in the form set forth in Exhibit E attached hereto (the “Instructions Booklet”) relating to, inter alia, the exercise and transfer of the ADS Subscription Form; and (B) a copy of the Prospectus, and (ii) by air mail (without registration or insurance) to each ADS Record Date Holder having addresses outside the United States, of record (each an “Overseas Holder”) on the Record Date, the documents described in clause (i) above, unless otherwise directed in writing to the Agent by the Company. Notwithstanding anything contained herein to the contrary, the Company hereby instructs the Agent to omit, and to instruct the Information Agent to omit, any ADS Record Date Holder having an address or record in Canada from any distribution of the ADS Subscription Form or the Instruction Booklet.

(ii) On February 26, 2013, the Company will instruct the Information Agent to distribute to DTC participants who held ADSs as of the Record Date sufficient copies (in the amounts requested by such DTC participants) of the following: (A) the Prospectus; (B) such broker letter substantially in the form set forth in Exhibit C attached hereto (the “Broker Letter”); and (C) such client letter substantially in the form set forth in Exhibit D attached hereto (the “Client Letter”). On February 26, 2013, the Agent will distribute to DTC, for credit to DTC participants as of the Record Date, the requisite number of ADS Rights (0.504 ADS Rights for every ADS held as of the Record Date).

c. In the event that any ADS Subscription Form is returned to the Agent for any reason and proper delivery thereof cannot be effected on or prior to the Expiration Date, the ADS Rights represented by such ADS Subscription Form will be void and will have no further value. The Agent will furnish to the Company such information as the Company may request with respect to any ADS Subscription Form that cannot be delivered. The Agent shall cause the ADS Rights represented by ADS Subscription Forms not mailed to registered ADS Record Date Holders in accordance with Section 7(b) hereof, to be sold and the aggregate net proceeds of the sale of all such ADS Rights (after subtraction of applicable fees of US$0.10 per ADS Right sold (equivalent to US$0.05 per ADS held)), expenses and applicable taxes) to be distributed to such ineligible ADS Record Date Holders in amounts equal to their pro rata share by means of a check mailed to the last known address of each such ADS Record Date Holder.

d. The Agent will effect transfers and assignments of ADS Subscription Forms as directed by the ADS Rights Holders thereof, and will send to each transferee or assignee of ADS Subscription Forms (or portions thereof), by first class mail to a Domestic Holder, and by airmail to an Overseas Holder (without registration or insurance), upon cancellation of such ADS Subscription Forms, a newly issued ADS Subscription Form together with the other documents described in clause (b)(i) above.

e. The Company authorizes the Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with the transfer or assignment of ADS Subscription Forms (or portions thereof) representing ADS Rights; provided, however, that the signature to the relevant instrument of transfer or assignment is guaranteed by an eligible guarantor institution which is a member of a Medallion Signature Guarantee Program.

f. In the event that, prior to the Expiration Date, any person notifies the Agent that the ADS Subscription Form to which such person is entitled has not been delivered, or has been lost, stolen or destroyed, the Agent will arrange for the issuance of a new ADS Subscription Form and the delivery of the other documents described in clause (b)(i) above to any person from whom it has received, prior to the Expiration Date, a duly executed letter or other communication satisfactory to the Agent indicating the name and address of the registered ADS Rights Holder of the lost ADS Subscription Form, the certificate number of such ADS Subscription Form, and the number of ADS Rights represented thereby, or has otherwise satisfied the Agent as to such failure of delivery, or lost, stolen or destroyed ADS Subscription Form in accordance with procedures which are standard to the industry; provided, however, that such issuance may be delayed by the Agent, in its discretion, pending receipt of an indemnity from such person satisfactory to the Company and the Agent and confirmation that such lost, stolen or destroyed ADS Subscription Form has not been exercised or transferred. Upon issuance of such new ADS Subscription Form, the Agent shall cancel all such ADS Subscription Forms which are claimed not delivered or were lost, stolen or destroyed and shall record such cancellation in the register of ADS Rights to be maintained by the Agent.

g. An ADS Rights Holder may place an order with the Agent to sell all or a portion of such ADS Rights Holder’s ADS Rights and, in such event, shall deliver its ADS Subscription Form(s) to the Agent. The Agent must receive such ADS Rights Holder’s ADS Subscription Form(s) prior to 5:00 p.m. (New York City time) on March 13, 2013. In connection with any sale of ADS Rights, the Agent may charge a fee of up to US$0.10 per New ADS issued (equivalent to US$0.05 per ADS held). At least once weekly during the period when the ADS Rights are traded on The New York Stock Exchange, the Agent will aggregate the ADS Rights delivered to it with instructions to sell and will arrange for their sale on the New York Stock Exchange through a broker appointed by the Agent for such purpose. The Agent will not be liable to any ADS Rights Holder for its failure to obtain the best market price for any ADS Rights it sells at the request of an ADS Rights Holder. Each seller of ADS Rights through the Agent will receive the net sale price for the ADS Rights sold, calculated on the basis of the weighted average of all sales of ADS Rights by the Agent during the ADS Rights trading period net of expenses, commissions and fees incurred in connection with such sales.

h. If the Agent does not receive instructions to exercise ADS Rights prior to 2:15 p.m. (New York City time) on the Expiration Date, those ADS Rights will be void and will have no further value.

i. The Company and the Agent agree that the Depositary shall be authorized to charge exercising ADS Rights Holders an ADS issuance fee of US$0.10 per New ADS issued (equivalent to US$0.05 per ADS held) in connection with the ADS Rights Offer in accordance with the Deposit Agreement. The Company and the Agent agree that the Agent shall be authorized to charge ADS Rights Holders certain fees as set forth on Exhibit B attached hereto.

8.	Acceptance of Subscriptions.

a. The Company hereby authorizes and directs the Agent to accept subscriptions for New ADSs on behalf of the Company upon the proper completion and execution of an ADS Subscription Form, surrender of the applicable ADS Subscription Form and delivery of the ADS Subscription Deposit Amount for the New ADSs, in accordance with the terms thereof and hereof. The Company further authorizes the Agent to refuse to accept, in its reasonable discretion, any improperly completed or unexecuted ADS Subscription Form.

b. The Company authorizes the Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any subscription with respect to which:

(i)	the surrendered ADS Subscription Form is registered in the name of one or more individuals or an executor, administrator, trustee, custodian for a minor or other fiduciary and has been executed by such registered holder or holders, provided that the New ADSs subscribed for are to be issued in the name of such registered holder or holders;

(ii)	the surrendered ADS Subscription Form is registered in the name of a corporation and has been executed by an officer of such corporation, provided that the New ADSs subscribed for are to be issued in the name of such corporation;

(iii)	the surrendered ADS Subscription Form has been executed by a bank, trust company or broker as agent for the registered holder thereof, provided that the New ADSs subscribed for are to be issued in the name of such registered holder; and

(iv)	the surrendered ADS Subscription Form is registered in the name of a decedent and has been executed by a person who purports to act as the executor or administrator of such decedent’s estate, provided that (A) such subscription is for not more than 50 New ADSs, (B) the New ADSs are to be issued in the name of such person as executor or administrator of such decedent’s estate, (C) the check tendered in payment of such subscription is drawn for the proper amount and to the order of the Agent, and is otherwise in order, and (D) there is no evidence indicating that such person is not the duly authorized representative which such person purports to be.

In all cases other than those described in clauses (i) through (iv) above, the Agent will obtain all necessary proof of authority to sign in connection with the subscriptions for New ADSs, provided, however, that in the event that such proof of authority has not been received on or prior to the Expiration Date, the Agent shall obtain advice from the Company as to whether any such subscriptions may be accepted.

c. The Company authorizes the Agent to accept customary letters of indemnification from commercial banks, trust companies or eligible guarantor institutions that are members of a Medallion Signature Guarantee Program with respect to nonconforming aspects of documents delivered in connection with the exercise of ADS Rights for New ADSs.

d. On each Business Day during the ADS Subscription Period, the Agent shall deposit in the NY Account the aggregate amount of the ADS Subscription Deposit Amount received by the Agent on such day in respect of payments made upon the exercise of ADS Rights for New ADSs.

e. The Agent shall keep the NY Account separate from any other accounts held by the Agent. The Agent agrees not to commingle any of the ADS Subscription Deposit Amount received by the Agent with any other accounts held by the Agent. The Agent does not have any interest in the NY Account or any ADS Subscription Deposit Amount received pursuant to this Agreement, except for any fees the Agent may deduct from the ADS Subscription Deposit Amount as provided for in this Agreement.

9.	Reports by the Agent.

a. During the ADS Subscription Period, the Agent will advise the Company and the other persons set forth on Exhibit H attached hereto daily by telephone or e-mail to certain e-mail accounts notified in writing to the Agent as to: (i) the total number of New ADSs subscribed for pursuant to the exercise of ADS Rights, and (ii) the aggregate amount of the ADS Subscription Deposit Amount received by the Agent in respect of such subscriptions in U.S. dollars.

b. Not later than 5:00 p.m. (New York City time) on the Business Day following the Expiration Date, the Agent will advise the Company, in accordance with written instructions to be sent by the Company and received by the Agent, as to: (i) the total number of New ADSs subscribed for pursuant to the exercise of ADS Rights; and (ii) the aggregate amount of the ADS Subscription Deposit Amount received by the Agent in respect of such subscriptions in U.S. dollars. The figure so reported will be final and the Agent will not be authorized to accept subscriptions for any additional New ADSs. In accordance with Section 20 hereof, the Agent will submit to the Custodian under the Deposit Agreement on behalf of the Depositary and for transmission to the Company a facsimile transmission containing the information specified above.

10.1	Payment of the ADS Subscription Deposit Amount Upon CP Exercise.

a. Not later than 9:00 a.m. (New York City time) on the Business Day immediately following the Chilean Business Day on which the Company, in its sole discretion, determines that the Condition Precedent will be satisfied (after taking into account the exercised ADS Rights received by the Agent and reported to the Company prior to such date) (the “CP Satisfaction Date” and the period from the first Business Day of the ADS Subscription Period until the CP Satisfaction Date, “CP Interim Period”), the Company will instruct the Agent (the “CP Exercise Instruction”) in writing, in accordance with the notice provisions set forth in Section 20 hereof, to exercise the Share Rights represented by the ADS Rights exercised in connection with the subscription of New ADSs by ADS Rights Holders, as previously reported to the Company pursuant to Section 9(a) hereof (the “CP Exercise”). Notwithstanding the Agent’s receipt of a CP Exercise Instruction, the Agent will remain authorized to accept additional exercises of ADS Rights for subscriptions of New ADSs until the Expiration Date.

b. The Agent shall, at or prior to 5:00 p.m. (New York City time) on the Business Day immediately following the date on which the Agent receives the CP Exercise Instruction, submit to the Custodian all documentation received and necessary to effect the CP Exercise, and transfer, by electronic transfer of funds to the Custodian Account, an amount in U.S. dollars equal to the aggregate ADS Subscription Deposit Amount received from exercising ADS Rights Holders in respect of all ADSs Rights validly exercised during the CP Interim Period (the “Interim ADS Subscription Deposit Amount”).

c. The Agent shall instruct the Custodian to convert or deem to have converted, as instructed by the Company, the applicable portion of the Interim ADS Subscription Deposit Amount into the aggregate Interim Share Subscription Amount in Chilean pesos for the total number of New Shares corresponding to the total number of New ADSs subscribed by exercising ADS Rights Holders during the CP Interim Period (the “Interim Share Subscription Price”) on or prior to the expiration of the Interim Share Subscription Period.

d. The Agent shall instruct the Custodian to notify the Company and the Agent of the U.S. dollar to Chilean peso exchange rate (including currency conversion expenses) at which the Custodian has converted or deemed converted the applicable portion of the Interim ADS Subscription Deposit Amount into the Interim Share Subscription Price as provided in clause (c) above (the “Interim Initial Conversion Exchange Rate”).

e. The Agent shall instruct the Custodian to pay the U.S. dollar amount equal to the Interim Share Subscription Amount applying the Interim Initial Conversion Exchange Rate in accordance with the subscription procedures of the Share Rights Offer.

10.2	Payment of the ADS Subscription Deposit Amount Upon Expiration Date.

a. The Agent shall, at or prior to 5:00 p.m. (New York City time) on the second Business Day immediately following the Expiration Date, transfer, by electronic transfer of funds to the Custodian Account, an amount in U.S. dollars equal to the aggregate ADS Subscription Deposit Amount received from exercising ADS Rights Holders in respect of all ADS Rights validly exercised for New ADSs during the ADS Subscription Period, except any ADS Rights otherwise exercised pursuant to the CP Exercise (if applicable) (the “Balance ADS Subscription Deposit Amount” and together with the Interim ADS Subscription Deposit Amount, the “Total ADS Subscription Deposit Amount”).

b. The Agent shall instruct the Custodian to convert or deemed to have converted, as instructed by the Company, the applicable portion of the Balance ADS Subscription Deposit Amount into the aggregate Balance Share Subscription Price in Chilean pesos for the total number of New Shares corresponding to the total number of New ADSs subscribed by exercising ADS Rights Holders, except any New ADSs otherwise subscribed pursuant to the CP Exercise (if applicable) (the “Balance Share Subscription Price” and together with the Interim Share Subscription Price, the “Total Share Subscription Price”) on or prior to the Chilean Business Day designated by the Company for such subscription in connection with the Share Rights Offer.

c. The Agent shall instruct the Custodian to notify the Company and the Agent of the U.S. dollar to Chilean peso exchange rate (including currency conversion expenses) at which the Custodian has converted or deemed converted the applicable portion of the Balance ADS Subscription Deposit Amount as provided in clause (b) above (the “Balance Initial Conversion Exchange Rate”).

d. The Agent shall instruct the Custodian to pay the U.S. dollar amount equal to the Balance Share Subscription Price in accordance with the subscription procedures of the Share Rights Offer.

11.	Distribution of Excess Amount and Payment of USD Deficiency Amount.

a. If either (i) the Interim ADS Subscription Deposit Amount exceeds the U.S. dollar equivalent of the Interim Share Subscription Price based on the Interim Initial Conversion Exchange Rate, or (ii) the Balance ADS Subscription Deposit Amount exceeds the U.S. dollar equivalent of the Balance Share Subscription Price based on the Balance Initial Conversion Exchange Rate, the Agent shall instruct the Custodian to transfer, promptly following the expiration of the Interim Share Subscription Period, in the case of (i) above, or the Share Subscription Period, in the case of (ii) above, by electronic transfer of funds to an account designated by the Agent, the amount by which the Interim ADS Subscription Deposit Amount or the Balance ADS Subscription Deposit Amount, as applicable, so exceeds the U.S. dollar equivalent of the Interim Share Subscription Amount or the Balance Share Subscription Amount, respectively (the “Excess Amount”), in U.S. dollars.

b. If either (i) the Interim ADS Subscription Deposit Amount is less than the U.S. dollar equivalent of the Interim Share Subscription Price based on the Interim Initial Conversion Exchange

Rate, or (ii) the Balance ADS Subscription Deposit Amount is less than the U.S. dollar equivalent of the Balance Share Subscription Price based on the Balance Initial Conversion Exchange Rate, the Company shall notify the Agent, through the Custodian, at or prior to 9:00 a.m. (New York City time) on the Business Day immediately preceding the expiration of the Interim Share Subscription Period, in the case of (i) above, or promptly following the Share Subscription Period, in the case of (ii) above, of the additional U.S. dollar amount necessary to pay the Interim Share Subscription Price or the Balance Share Subscription Price in full, as applicable (the “USD Deficiency Amount” and, to the extent any Excess Amount remains following the subtraction of the USD Deficiency Amount calculated after the Expiration Date, the “Final Excess Amount”). The Agent shall prior to the delivery of the Share Rights in connection with the CP Exercise, in the case of (i) above, or promptly following the expiration of the Share Subscription Period, in the case of (ii) above, transfer, by electronic transfer of funds to the Custodian Account, as applicable, an amount in U.S. dollars sufficient to cover the USD Deficiency Amount.

c. As soon as practicable after the determination of the USD Deficiency Amount following the Expiration Date, the Agent shall notify each ADS Rights Holder exercising ADS Rights of its pro rata share of the USD Deficiency Amount. Each ADS Rights Holder exercising ADS Rights shall promptly pay its pro rata share of the USD Deficiency Amount to the Agent. The Agent will not deliver New ADSs subscribed for by such ADS Rights Holder prior to the receipt by the Agent of such payment. If payment of the applicable USD Deficiency Amount is not received from the ADS Rights Holder exercising ADS Rights by the Agent by the close of business on the tenth (10th) Business Day following the date of notice of such USD Deficiency Amount, the Agent shall sell all or a portion of such New ADSs subscribed for by such ADS Rights Holder in a commercially reasonable manner, and in an amount sufficient to cover such USD Deficiency Amount and to cover any costs incurred in selling such New ADSs. In such event, the Agent will then deliver the remaining New ADSs (if any) to such exercising ADS Rights Holder together with a check in the amount of the excess proceeds, if any, from such sale (after deduction of applicable Depositary fees of US$0.10 per New ADS sold (equivalent to US$0.05 per ADS held), expenses and taxes). If, however, the amount of excess proceeds from such sale of New ADSs is less than US$5.00, the Agent will (after deductions of applicable Depositary fees of US$0.10 per New ADS sold (equivalent to US$0.05 per ADS held), expenses, taxes and sales commissions) distribute such proceeds to the Company. The Agent will thereupon have the right to reimbursement by the Company with respect to any USD Deficiency Amount not collected as provided above from any such exercising ADS Rights Holder after such sale of New ADSs and application of the proceeds thereof (less such costs) to any such USD Deficiency Amount owed by such exercising ADS Rights Holder to the Agent.

d. The Agent shall only remit to each exercising ADS Rights Holder its pro rata share of the Final Excess Amount (after deduction of applicable expenses) to the extent any such Final Excess Amount remains after the Expiration Date.

12.	Deposit of New Shares and Issuance of New ADSs.

a. The Company shall, as soon as practicable after the issuance of the New Shares represented by the New ADSs subscribed for pursuant to the ADS Rights Offer, cause to be deposited such New Shares in an account maintained by the Custodian in the name of the Depositary or its designated nominee.

b. The Depositary shall as soon as practicable after the Company shall cause New Shares to be so deposited pursuant to paragraph (a) of this Section 12, issue, in accordance with the terms of the Deposit Agreement, New ADSs subscribed for pursuant to the ADS Rights Offer and, subject to Section 11(c) hereof: (i) in the case of ADS Rights exercised through DTC, make delivery thereof to the applicable DTC participants, and (ii) in the case of ADS Rights exercised by registered ADS Rights Holders, mail to each subscribing ADS Rights Holder, in the manner specified by such subscribing ADS Rights Holder, an ADR representing the number of New ADSs for which such subscribing ADS Rights Holder has subscribed. Each ADR will be registered in the name specified by the subscribing ADS Rights Holder on its ADS Subscription Form.

c. Any ADR requested to be mailed by the subscribing ADS Rights Holder therefor will be mailed by the Agent by first class mail, in each case under its blanket surety bond and within the limits thereof, protecting the Agent and the Company from any loss or liability arising out of nonreceipt or nondelivery of any such ADR or the replacement thereof.

13.	Destruction of ADS Subscription Forms.

Promptly after the Expiration Date, the Agent shall cause any unused ADS Subscription Forms in its possession to be destroyed and all ADS Subscription Forms that were registered or assigned and all ADS Subscription Forms that were exercised will be cancelled and destroyed. The Agent will provide to the Company a record of such ADS Subscription Forms that have been cancelled and destroyed upon the Company’s request.

14.	Taxes.

a. The Agent shall not be required to mail to the recipients of ADS Rights any tax reports or to file any reports with the U.S. Internal Revenue Service (“IRS”) in respect of the ADS Rights distributed or exercised or the New ADSs delivered upon subscription therefor under the ADS Rights Offer.

b. The Company will be fully responsible for preparing and timely filing all U.S. returns and information statements, relating to the ADS Rights Offer, required to be filed pursuant to U.S. Treasury regulations promulgated under Internal Revenue Code section 6045B.

c. On or before January 31st of the year following the year of the sale of any ADS Rights (or fractional entitlements to ADS Rights) by the Agent, the Agent shall prepare and mail to each ADS Rights Holder who has received from the Agent cash proceeds in accordance with the terms hereof, other than ADS Rights Holders who demonstrate their status as nonresident aliens (“Non-U.S. Holders”) or other exempt recipients, in accordance with U.S. Treasury regulations, a Form 1099-B reporting the amount of cash proceeds. The Agent shall also prepare and timely file copies of such Forms 1099-B, electronically with the IRS, make all filings with the IRS, provide to surrendering holders all necessary reports, and take any further actions to the extent related to the ADS Rights Offer and required by U.S. Treasury regulations promulgated under Internal Revenue Code sections 6042, 6043 and/or 6045 to be taken by the Company or the Agent. The Agent shall not be required to mail to the recipients of New ADSs any tax reports or to file any reports with the IRS in respect of the ADS Rights exercised in the ADS Rights Offer except as specified above or as required by U.S. Treasury Regulations applicable to the Agent. If the Agent has not received notice from the ADS Rights Holder its Taxpayer Identification Number (“TIN”), or if such TIN has not been certified as correct or such holder otherwise fails to comply with applicable procedures necessary to show that such ADS Rights Holder is not subject to the back-up withholding tax provisions under the U.S. Treasury regulations, the Agent shall deduct and withhold the applicable percentage of any cash payment, made to such ADS Rights Holder and remit such funds to the IRS in accordance with the Agent’s standard procedures. Should any issue arise regarding U.S. federal income tax reporting or withholding, the Agent shall take such action as the Company instructs to the Agent in writing in light of the Agent’s obligations hereunder, subject to the advice of its counsel. The Agent will notify the Company of any tax liability, including U.S. federal tax liability arising in connection with the ADS Rights Offer and will promptly deliver to the Company a copy of any notice or communication received from any tax authority, including the IRS, related to the ADS Rights Offer or this Agreement.

15.	Instructions and Indemnification.

a. The Agent will be entitled to rely upon any instructions or directions furnished to it in writing by any director or officer to the Company or any attorney-in-fact for the Company appointed for this purpose pursuant to a power of attorney signed by any director or officer of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and will be entitled to treat as genuine, and as the document it purports to be, any letter or other document, furnished to it by such individuals. The Agent shall incur no liability or responsibility to the Company for any action taken in reliance on, and in accordance with, any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument believed by it to be genuine and to have been signed, sent or represented by the proper party or parties.

b. The Company will indemnify the Agent against, and defend and hold it harmless from, any and all liability and related expenses (including reasonable fees and expenses of its counsel) incurred by the Agent, which may arise out of acts performed or omitted in connection with this Agreement, as the same may be amended, modified, or supplemented from time to time: (i) by the Agent, except to the extent such liability or expense arises out if its own negligence or willful misconduct, or (ii) by the Company or any of its agents.

c. The Agent will indemnify the Company against, and defend and hold it harmless from, any and all liability and related expenses (including reasonable fees and expenses of its counsel) incurred by the Company, arising out of negligence or willful misconduct of the Agent, the Custodian or any of their respective employees, officers, directors or agents.

d. If any action or claim shall be brought or threatened to be brought against any party in respect of which indemnity may be sought pursuant to this Section 15, such indemnified party shall, as soon as practicable (or, in the case of any action or claim which is threatened to be brought, as soon as practicable after such party actually becomes aware of the same) notify the party against whom indemnity may be sought in writing of such action or claim, and in such circumstances, and also in the event of any action or claim being brought or threatened to be brought against any of the parties thereto, the other party thereto shall provide to the party against whom such action or claim is brought or threatened to be brought, such information and assistance as such party shall reasonably request, subject always to the provisions of indemnity contained in this Section 15. Each party shall to the extent reasonable and practicable in all circumstances consult with the other party as and when reasonably requested by such party in respect of any action or claim referred to in this Section 15.

e. The obligation set forth in this Section 15 shall survive notwithstanding the termination of this Agreement and the succession or substitution of any indemnified person.

16.	Payment for Services.

The Company will compensate the Agent for its services hereunder in accordance with the schedule of fees attached hereto as Exhibit B.

17.	Amendment.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed and delivered by each of the parties hereto.

18.	Governing Law; Jurisdiction; Waiver.

This Agreement will be governed by, and construed and interpreted in accordance with, the laws of the State of New York. The parties agree that the federal and state courts located in the City of New York, State of New York, shall have jurisdiction to hear and determine any suits, actions or proceedings and to settle any disputes between the parties relating to this Agreement and for such purpose each of the parties irrevocably submits to the non-exclusive jurisdiction of such courts. The Company hereby irrevocably designates, appoints and empowers Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its authorized agent to receive and accept for and on its behalf and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any court as described in the preceding sentence. If for any reason the Company’s authorized agent shall cease to be available to act as such, the Company agrees to designate a new authorized agent in the United States for receiving and accepting service of all legal process on the terms and for the purposes of this Section 18 reasonably satisfactory to the Agent. The Company further hereby irrevocably consents and agrees to any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding against it under the terms hereof, by service by mail of a copy thereof upon its authorized agent (whether or not the appointment of its authorized agent shall for any reason prove to be ineffective or its authorized agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided herein. The Company agrees that the failure of its authorized agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may not now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided herein, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The provisions of this Section 18 shall survive notwithstanding the termination of this Agreement.

19.	Counterparts.

This Agreement may be executed by the parties hereto on separate counterparts, which counterparts taken together will be deemed to constitute one and the same instrument.

20.	Notices.

All notices and other communications hereunder shall be in writing, in English and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of successful transmission, (b) on the third Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.

Any written notice provided for herein shall be deemed given when received and shall be addressed as follows: (i) if to the Company, to Enersis S.A., located at to Santa Rosa 76, Santiago, Chile, Attention: Nicolás Billikopf, Telecopier No.: (56-2) 2378-4789; (ii) if to the Agent, to Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York 10013, Attention: ADR Department, Telecopier No.: (+1-212) 816-6865, which facsimile transmission shall be followed by a telephone call to Mr. Mark Gherzo, (+1-212) 816-6657. Any party may, by notice given in writing to each other party at its above address, designate another address for receipt of notices thereunder.

21.	Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and, to the extent contemplated herein, the ADS Rights Holders and beneficial owners of ADS Rights.

22.	Severability.

In case any one or more of the provisions contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall in no way be affected, prejudiced or disturbed thereby.

23.	Force Majeure.

The Agent shall not incur any liability for not performing any act or fulfilling any obligation hereunder by reason of any occurrence beyond its control (including, but not limited to, any provision of any present or future law or regulation or any act of any governmental authority, any act of God or war or terrorism, or the unavailability of the Federal Reserve Bank wire services or any electronic communication facility).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year above written.

ENERSIS S.A.

By:	/s/ Eduardo Escaffi J.
Name:	Eduardo Escaffi J.
Title:	Chief Financial Officer

CITIBANK, N.A.

By:	/s/ Thomas Crane
Name:	Thomas Crane
Title:	Vice President

EXHIBIT A

FORM OF ADS RIGHTS SUBSCRIPTION FORM

EXHIBIT B

SCHEDULE OF FEES

Service	Fee	Paid By

Citibank’s appointment as ADS rights agent	Waived	Waived

Initial issuance of ADS Rights	Waived	Waived

Exercise of ADS Rights	Waived	Waived

Distribution of New ADSs pursuant to exercise of ADS Rights	US$0.10 per New ADS issued (equivalent to US$0.05 per ADS held))	Person receiving the New ADSs upon deposit of Shares

Sale of fractional ADS Rights and distribution of cash proceeds upon sale of fractional ADS Rights	US$0.10 per ADS Right sold (equivalent to US$0.05 per ADS held))	Person for whom sales are made

Sale of ADS Rights and distribution of cash proceeds upon sale of ADS Rights	US$0.10 per ADS Right sold (equivalent to US$0.05 per ADS held))	Person for whom sales are made

Citibank’s outside legal counsel fees and expenses for Rights Offering from Patterson Belknap Webb & Tyler LLP	At cost, regardless of whether Rights Offer successfully closes	Company

Out-of-pocket costs for Rights Offering (e.g., postage, etc)	At cost, regardless of whether Rights Offer successfully closes	Company

EXHIBIT C

FORM OF BROKER LETTER

EXHIBIT D

FORM OF CLIENT LETTER

EXHIBIT E

FORM OF INSTRUCTIONS BOOKLET

EXHIBIT F

FORM OF U.S. COUNSEL’S OPINION

EXHIBIT G

FORM OF LOCAL COUNSEL’S OPINION

EXHIBIT H

PERSONS DESIGNATED TO RECEIVE

REPORTS BY THE AGENT